UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S THIRD QUARTER AND YEAR-TO-DATE 2016 PROFIT TOTALED $28.0 MILLION, OR $0.72 PER SHARE, AND $73.7 MILLION, OR $1.89 PER SHARE, RESPECTIVELY. NINE MONTHS 2016 BUSINESS PROFIT REACHED $78.1 MILLION (+6% YoY)

PANAMA CITY, REPUBLIC OF PANAMA, October 19, 2016

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the third quarter (“3Q16”) and nine months (“9M16”) ended September 30, 2016.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial data as of September 30, 2015 (“3Q15” and “9M15”) has also been prepared in accordance with IFRS to allow year-on-year comparisons.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M16	9M15	3Q16	2Q16	3Q15
Key Income Statement Highlights
Total income	$124.8	$130.3	$43.4	$44.4	$52.0
Impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments	$17.1	$10.3	$4.4	$11.5	$2.0
Impairment loss (gain) from expected credit losses on investment securities	$0.3	$0.5	$(0.2)	$0.5	$(0.3)
Operating expenses (1)	$33.7	$38.7	$11.2	$10.1	$12.9
Business Profit (2)	$78.1	$73.7	$28.0	$22.1	$30.3
Non-Core Items (3)	$(4.4)	$7.0	$0.0	$0.2	$7.1
Profit for the period	$73.7	$80.8	$28.0	$22.3	$37.4
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.89	$2.08	$0.72	$0.57	$0.96
Business EPS (4)	$2.00	$1.90	$0.72	$0.56	$0.78
Return on Average Equity (“ROAE”) (5)	10.0%	11.5%	11.2%	9.1%	15.5%
Business ROAE (6)	10.6%	10.5%	11.2%	9.0%	12.6%
Return on Average Assets (“ROAA”)	1.31%	1.36%	1.50%	1.20%	1.85%
Business ROAA	1.38%	1.25%	1.50%	1.19%	1.50%
Net Interest Margin ("NIM") (7)	2.08%	1.82%	2.13%	2.06%	1.83%
Net Interest Spread ("NIS") (8)	1.86%	1.66%	1.89%	1.83%	1.67%
Efficiency Ratio (9)	27%	30%	26%	23%	25%
Business Efficiency Ratio (9)	26%	31%	26%	22%	29%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,688	$7,124	$6,688	$6,767	$7,124
Treasury Portfolio	$145	$293	$145	$180	$293
Total Assets	$7,287	$7,988	$7,287	$7,634	$7,988
Market capitalization	$1,104	$902	$1,104	$1,036	$902
Tier 1 Basel III Capital Ratio (10)	15.9%	15.1%	15.9%	15.6%	15.1%
Leverage (times) (11)	7.2	8.3	7.2	7.7	8.3
Liquid Assets / Total Assets (12)	9.9%	10.9%	9.9%	11.9%	10.9%
NPL to gross loan portfolio	1.31%	0.31%	1.31%	1.30%	0.31%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to Commercial Portfolio	1.67%	1.38%	1.67%	1.60%	1.38%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to NPL (times)	1.3	4.8	1.3	1.3	4.8

3Q16 and 9M16 Highlights

Reported results:

•	Bladex’s 3Q16 Profit totaled $28.0 million (+26% QoQ, -25% YoY). Business Profit increased 27% QoQ, mainly on higher net interest income, along with lower QoQ provisions for expected credit losses, but decreased 8% YoY as higher net interest income was offset by lower fees and other income.

•	The Bank’s 9M16 Profit totaled $73.7 million (-9% YoY), mainly as a result of a swing in non-core results (-$4.4 million in 9M16 vs +$7.0 million recorded in the same period 2015), while Business Profit increased 6% YoY to $78.1 million, driven by higher net interest income and improved operating efficiency which was partially offset by higher provisions for expected credit losses and lower fees from letters of credit.

•	3Q16 and 9M16 Net Interest Income reached $39.8 million (+4% QoQ, +7% YoY) and $117.5 million (+9% YoY), respectively, on higher Net Interest Margin (2.13% in 3Q16, or +7 bps QoQ, +30 bps YoY and 2.08% in 9M16, or +26 bps YoY), mainly reflecting higher average lending spreads and the effects of increased market rates.

Key performance metrics:

•	The 3Q16 Annualized Return on Average Equity (“ROAE”) reached 11.2%. Year-to-date 2016 ROAE and Business ROAE reached 10.0% and 10.6%, compared to 11.5% and 10.5% in the 9M15, respectively.

•	The year-to-date 2016 Efficiency and Business Efficiency Ratios improved to 27% (-3 pts. YoY) and 26% (-5 pts. YoY), respectively, on robust income levels and lower operating expenses. Both Efficiency Ratios stood at 26% for 3Q16.

•	Tier 1 Basel III Capital Ratio stood at 15.9% as of September 30, 2016, compared to 15.6% a quarter ago, and 15.1% a year ago, on higher Tier 1 Capital balance and lower risk-weighted assets compared to a year ago.

Commercial Portfolio & Quality:

•	Average Commercial Portfolio balance reached $6.8 billion in the third quarter (+1% QoQ, -5% YoY) and in first nine months 2016 (-4% YoY), while end-of-period Commercial Portfolio balances stood at $6.7 billion as of September 30, 2016 (-1% QoQ, -6% YoY). The Bank continued with its approach to rebalance its credit exposure profile, emphasizing short-term trade finance exposures, along with reducing certain country, industry and client risk concentrations.

•	Non-performing loans (“NPL”) remained stable at $83.8 million, or 1.31% of the total Loan Portfolio as of September 30, 2016, compared to $84.7 million, or 1.30%, a quarter ago, while the total allowance for credit losses stood at 1.67% of total Commercial Portfolio ending balances (+7 bps QoQ, +29 bps YoY), representing an amount equivalent to 1.3 times the NPL balances.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 3Q16 and 9M16 results: “Core operating trends strengthened considerably during the third quarter, while credit quality remained stable. Nevertheless, the business environment continued to be challenging, limiting the scope for accelerated portfolio growth, as average quarterly portfolio balances increased marginally, while lending and net interest margins continued to improve, benefitting from robust pricing levels and increasing underlying market rates. Top line revenues rose moderately QoQ as higher net interest income compensated lower commission income, with several syndication transactions slated for completion in the fourth quarter. Our floating rate based business allows for instant re-pricing of our book as underlying market rates move, with minimal impact from interest rate or currency risk, and our funding structure continues to be not only very cost efficient, but ever more stable, as we increased deposits in the funding portfolio mix, made judicious use of abundantly available short term funding and accessed new markets placing medium term debt during the quarter to further strengthen structural resilience and diversification of our funding base. Expenses remain well under control, with efficiency ratio at 26% for 3Q16.

We surpassed the $1 billion Tier 1 capital mark this quarter, reaching a 15.9% Tier 1 Capital ratio, a very robust capitalization level which provides a solid foundation not only for Bladex´s financial strength, but also for accelerated business growth going forward as our outlook for Latin America is positive for the remainder of the year as well as 2017. Our origination efforts are focusing now on increasing our short term trade exposures, as we seek to position the Bank for an upward trend in the regional economic cycle, and recovered trade flow growth in particular, while increasing our capacity to adjust portfolio mix and credit profiles to the changing market conditions ever more rapidly. We envision this intensified business origination approach to be a fundamental part of our mission to accelerate the improvement of Return on Equity, Operating Leverage and Efficiency metrics, and we are doubling down on our efforts to improve our technological, processes and human capital capacities to strengthen our core franchise in order to achieve this goal. This, of course, does not mean that we will cease to generate non-trade or medium-term lending exposures – we will continue to strive to serve the needs of our clients along the tenors as complementary support to their trade-related activities. And we most certainly will seek to enhance our value proposition by increasingly providing value-added, fee generating services. Delivering expert, client focused solutions, and efficiently executing low risk trade finance business is what Bladex is all about.” Mr. Amaral concluded.

2

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities relating to the Commercial Portfolio’s activities. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, and off-balance sheet instruments. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and other income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated by other loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss (gain) from expected credit losses on loans at amortized cost and off-balance sheet instruments; and (v) allocated operating expenses.

The Commercial Portfolio includes gross loans at amortized cost, customers’ liabilities under acceptances, off-balance sheet instruments such as confirmed and stand-by letters of credit, credit commitments, and guarantees covering commercial risk.

As of September 30, 2016, the Commercial Portfolio balances stood at $6.7 billion, compared to $6.8 billion a quarter ago and compared to $7.1 billion a year ago, as the Bank continued to reduce certain country, industry and client risk concentrations. On an average basis, Commercial Portfolio balances reached $6.8 billion in the 3Q16 and first 9M16, up 1% compared the previous quarter, mainly from higher short-term trade finance loan origination during the quarter, but down 5% compared to 3Q15, and down 4% compared to the first 9M15, as the Bank focused on improving margins and reducing portfolio concentration risk.

3

The Commercial Portfolio continued to be increasingly short-term and trade-related in nature. As of September 30, 2016, $5.0 billion, or 75%, of the Commercial Portfolio were scheduled to mature within one year, compared to 74% a quarter ago and 71% a year ago. Trade finance operations represented 61% of the portfolio, compared to 59% and 55%, respectively, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade, generating hard currency.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and across industry segments:

4

As of September 30, 2016, Brazil exposures totaled $1.2 billion, or 18% of the total Commercial Portfolio, a $0.6 billion, or 34%, decrease from a year ago (-7 percentage points), largely compensated by year-on-year increases in other regions such as Central America & Caribbean countries (+3 percentage points) and Andean Region (+2 percentage points). Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	9M16	9M15	3Q16	2Q16	3Q15
Commercial Business Segment:
Net interest income	$105.4	$93.5	$35.9	$34.3	$32.2
Net other income (13)	11.6	14.1	3.9	5.0	7.8
Total income	117.0	107.5	39.7	39.3	40.0
Impairment loss from expected credit losses on loans and off-balance sheet credit risks	(17.1)	(10.3)	(4.4)	(11.5)	(2.0)
Operating expenses	(25.4)	(30.4)	(8.5)	(7.3)	(10.1)
Profit for the period	$74.5	$66.9	$26.9	$20.4	$28.0

3Q16 vs. 2Q16

The Commercial Business Segment’s Profit for 3Q16 totaled $26.9 million, a $6.4 million, or 32%, quarterly increase attributable to: (i) $7.2 million decrease in provisions for impairment from expected credit losses in the Commercial Portfolio, ii) $1.6 million, or 5%, increase in net interest income, driven by higher average balances and lending yields, partially offset by iii) $1.1 million, or 22%, decrease in net other income, mostly from lower fees from the loan structuring and syndication business (where three transactions were completed vs. five transactions in the previous quarter) and (iv) $1.2 million, or 17%, increase in allocated operating expenses mainly associated to higher salaries and other employee expenses resulting from lower accrual of performance-based compensation during 2Q16.

3Q16 vs. 3Q15

The Segment’s quarterly Profit of $26.9 million represented a $1.1 million, or 4%, decrease compared to $28.0 million in the 3Q15, as a net result of: (i) $3.6 million, or 11%, increase in net interest income driven by increased net lending margins offsetting lower average lending balances (-3%), and (ii) $1.5 million, or 15%, decrease in operating expenses mainly from lower accrual of performance-based compensation and other expenses; offset by iii) $4.0 million, or 51%, decrease in net other income, primarily as a result of lower fees from letters of credit and the loan structuring and syndication businesses, and (iv) $2.3 million, or 115%, increase in provisions for impairment from expected credit losses associated with the Bank’s Commercial Portfolio.

5

9M16 vs. 9M15

The Segment’s Profit for 9M16 totaled $74.5 million, a $7.6 million, or 11%, increase as a net result of: (i) $11.9 million, or 13%, increase in net interest income reflecting higher net lending margins, which compensated the effects of lower average lending balances (-3%), and (ii) $5.0 million, or 16%, decrease in allocated operating expenses mainly from lower performance-based variable compensation expense and professional services; partially offset by (iii) $6.8 million, or 66%, increase in provisions for impairment from expected credit losses mainly associated with increased non-performing loans, and iv) $2.4 million, or 17%, decrease in net other income primarily as higher fees from loan structuring and syndication business were offset by lower commissions from the letters of credit business.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of financial instruments at fair value through accumulated Other Comprehensive Income (Loss) account (“OCI”) and securities at amortized cost. The Treasury Business Segment also incorporated the Bank’s net results from its participation in investment funds, formerly shown in the other income line item “gain (loss) per financial instrument at fair value through profit or loss – investment funds”. The Bank’s commitment to remain as an investor in the investment funds expired on April 1st, 2016, date on which the Bank proceeded to redeem its entire remaining participation in the funds. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities which constitute its funding sources, namely: liability deposits, securities sold under repurchase agreement (“Repos”), and short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI (“FVTOCI”), and other income), impairment loss from expected credit losses on investment securities, and allocated operating expenses.

The Bank’s liquid assets totaled $0.7 billion as of September 30, 2016, compared to $0.9 billion from a quarter and year ago, in line with the Bank’s historical levels. As of these dates, the liquid assets to total assets ratio was 9.9%, 11.9%, and 10.9%, respectively, while the liquid assets to total deposits ratio was 23.0%, 28.3%, and 27.9%, respectively.

As of September 30, 2016, the FVTOCI portfolio of securities totaled $56 million, compared to $75 million as of June 30, 2016, and $171 million as of September 30, 2015, as the Bank continued reducing its holdings in that category. Similarly, the portfolio of securities at amortized cost decreased to $89 million as of September 30, 2016, compared to $104 million as of June 30, 2016 and $122 million as of September 30, 2015. As of September 30, 2016, both securities portfolios consisted of readily-quoted Latin American securities, 88% of which represented multilateral, sovereign, or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Treasury Portfolio).

6

Deposit balances stood at $3.1 billion as of September 30, 2016, representing 50% of total liabilities, compared to $3.2 billion, or 48% of total liabilities as of June 30, 2016, and $3.1 billion, or 44% of total liabilities a year ago. Short-term borrowings and debt, including Repos, decreased 6% quarter-on-quarter and 40% year-on-year to reach $1.2 billion as of September 30, 2016, while long-term borrowings and debt totaled $1.8 billion as of September 30, 2016, down 11% quarter-on-quarter due to select prepayments and contractual maturities, and up 3% from a year ago, as the Bank increased its stable base of longer-term funding by way of capital markets issuances and private placements. As a result of increased market rates –while average funding spreads remained stable–, year-to-date weighted average funding cost increased 32 bps to reach 1.36% in the first 9M16, and quarterly weighted average funding cost increased 4 bps quarter-on-quarter and 38 bps year-on-year to reach 1.42% in the 3Q16.

(US$ million)	9M16	9M15	3Q16	2Q16	3Q15
Treasury Business Segment:
Net interest income	$12.1	$14.2	$4.0	$3.9	$4.8
Net other (loss) income (13)	(4.4)	8.5	(0.3)	1.2	7.1
Total income	7.8	22.7	3.7	5.1	11.9
Impairment (loss) gain from expected credit losses on investment securities	(0.3)	(0.5)	0.2	(0.5)	0.3
Operating expenses	(8.3)	(8.3)	(2.7)	(2.8)	(2.8)
Profit (Loss) for the period	$(0.8)	$13.9	$1.1	$1.9	$9.4

3Q16 vs. 2Q16

The Treasury Business Segment reported a $1.1 million Profit for 3Q16, compared to a $1.9 million Profit for 2Q16, as net other income decreased primarily due to changes in mark-to-market of financial instruments used for hedging purposes, partially offset by impairment gains from expected credit losses on investment securities, as a result of decreased portfolio balances.

3Q16 vs. 3Q15

The Segment’s $1.1 million Profit for 3Q16 substantially decreased year-on-year, primarily as a result of a $7.1 million trading gain recorded in 3Q15 from the Bank’s former participation in the investment funds.

9M16 vs. 9M15

The Segment’s year-to-date 2016 Loss of $0.8 million was significantly lower than the $13.9 million Profit for 9M15, mostly resulting from the swing in trading results from the Bank’s former participation in the investment funds, as well as lower interest income from its investment securities portfolio, as the Bank reduced its average portfolio balances by 38% year-on-year.

7

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M16	9M15	3Q16	2Q16	3Q15
Net Interest Income ("NII") by Business Segment
Commercial Business Segment	$105.4	$93.5	$35.9	$34.3	$32.2
Treasury Business Segment	12.1	14.2	4.0	3.9	4.8
Combined Business Segment NII	$117.5	$107.7	$39.8	$38.2	$37.1

Net Interest Margin	2.08%	1.82%	2.13%	2.06%	1.83%

3Q16 vs. 2Q16

The Bank’s 3Q16 net interest income reached $39.8 million, a $1.6 million, or 4%, increase quarter-on-quarter, mostly attributable to higher NIM (+7 bps), mainly from increased market rates which positively impacted the Bank’s interest-rate gap position.

3Q16 vs. 3Q15

The quarterly net interest income increased 7% year-on-year, mostly due to higher NIM (+30 bps) as the Bank’s interest rate gap position benefited from an increasing market rate environment along with higher net lending spreads, more than offsetting the effects of lower average interest-earning asset balances, mostly from lower average loan portfolio balances (-3%).

9M16 vs. 9M15

The Bank’s year-to-date 2016 net interest income reached $117.5 million, a $9.8 million, or 9%, year-on-year increase, mainly driven by higher NIM (+26 bps) from increased net lending spreads and the effect of increased market rates on the Bank’s interest rate gap position, which compensated the effects of lower average interest-earning asset balances, mostly from average loan portfolio balances (-3%) as the Bank reduced certain portfolio exposures.

FEES AND OTHER INCOME

Fees and other income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication, together with loan intermediation and distribution activities.

(US$ million)	9M16	9M15	3Q16	2Q16	3Q15
Fees and Commissions, net	$10.2	$12.9	$3.4	$4.4	$7.5
Letters of credit and other contingent credits *	5.7	8.7	2.0	1.8	3.5
Loan structuring and distribution fees	4.5	4.1	1.3	2.6	3.9
Gain on sale of loans at amortized cost	0.5	0.7	0.1	0.3	0.2
Other income, net	1.1	1.0	0.1	0.6	0.5
Fees and Other Income	$11.7	$14.6	$3.6	$5.3	$8.2

* Net of commission expenses

Quarterly Variation

Fees and other income totaled $3.6 million in 3Q16, compared to $5.3 million in 2Q16, and $8.2 million in 3Q15. The $1.7 million, or 32% quarter-on-quarter, and the $4.6 million, or 56%, year-on-year decreases were mostly driven by lower fee income in the structuring and distribution business as three transactions were completed in 3Q16 versus five in 2Q16 and four in the 3Q15, along with lower gains on sale of loans and other income, while fee income from the letter of credit business increased quarter-on-quarter but decreased year-on-year.

9M16 vs. 9M15

2016 year-to-date fees and other income totaled $11.7 million, a $2.9 million, or 20%, year-on-year decrease, as lower commissions from the letters of credit business balances, offset higher fees in the structuring and distribution business, with the completion of eight transactions during 9M16 versus four in 9M15.

8

PORTFOLIO QUALITY AND ALLOWANCE FOR EXPECTED CREDIT LOSSES ON LOANS AND OFF-BALANCE SHEET INSTRUMENTS

(In US$ million)	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15	30-Sep-15
Allowance for expected credit losses on loans at amortized cost:
Balance at beginning of the period	$102.1	$92.1	$90.0	$93.8	$85.0
Provisions	5.0	10.0	2.1	2.0	8.8
Write-offs, net of recoveries	(0.8)	0.0	0.0	(5.8)	0.0
End of period balance	$106.3	$102.1	$92.1	$90.0	$93.8

Allowance for expected credit losses on off-balance sheet credit risk:
Balance at beginning of the period	$6.1	$4.5	$5.4	$4.8	$11.5
Provisions (reversals)	(0.7)	1.6	(0.9)	0.6	(6.7)
End of period balance	$5.4	$6.1	$4.5	$5.4	$4.8

Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk	$111.7	$108.2	$96.6	$95.4	$98.6

Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to Commercial Portfolio	1.67%	1.60%	1.40%	1.33%	1.38%
NPL to gross loan portfolio	1.31%	1.30%	0.43%	0.78%	0.31%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to NPL (times)	1.3	1.3	3.4	1.8	4.8

The allowance for credit losses on loan and off-balance sheet credit risk totaled $111.7 million as of September 30, 2016, compared to $108.2 million as of June 30, 2016, and compared to $98.6 million a year ago. The increase of $3.5 million quarter-on-quarter and $13.1 million year-on-year in total allowances for expected credit losses on loans and off-balance sheet instruments primarily reflects adjustments to account for expected lifetime credit losses of certain exposures with increased credit risk and undergoing restructuring and recovery efforts. NPL balances stood at $83.8 million, or 1.31% of total gross loan portfolio, as of September 30, 2016, compared to $84.7 million, or 1.30%, a quarter ago, and to $20.7 million, or 0.31%, a year ago.

The coverage ratio of total allowance for credit losses on loans and off-balance sheet items to total Commercial Portfolio ending balances increased 7 bps quarter-on-quarter and 29 bps year-on-year to 1.67%. The ratio of the total allowance for expected credit losses on loans and off-balance sheet items to NPLs was 1.3 times, the same level recorded a quarter ago, and compared to 4.8 times a year ago.

9

OPERATING EXPENSES

Operating expenses totals the following line items of the consolidated statements of profit or loss:

(US$ million)	9M16	9M15	3Q16	2Q16	3Q15
Salaries and other employee expenses	$19.0	$23.2	$6.2	$4.9	$7.5
Depreciation of equipment and leasehold improvements	1.0	1.1	0.4	0.3	0.3
Amortization of intangible assets	0.4	0.4	0.2	0.1	0.1
Professional services	2.6	3.2	1.3	0.8	1.2
Maintenance and repairs	1.4	1.2	0.5	0.4	0.4
Other expenses	9.2	9.6	2.6	3.5	3.4
Total Operating Expenses	$33.7	$38.7	$11.2	$10.1	$12.9

Quarterly Variation

Operating expenses totaled $11.2 million, a 12% quarter-on-quarter increase and a 13% year-on-year decrease, mostly attributable to lower accrual of performance-based compensation in 2Q16 vs. 3Q16 and in 3Q16 vs. 3Q15, respectively.

The Bank’s Efficiency Ratio and the Business Efficiency Ratio, (the latter excludes non-core revenues and expenses, mainly from the former participation in investment funds), both stood at 26%, compared to 23% and 22% in 2Q16, and compared to 25% and 29% in the 3Q15, respectively, on higher operating expenses quarter-on-quarter and the absence of non-core results compared to a year ago. The ratio of operating expenses to average assets stood at 60 bps in 3Q16, compared to 54 bps and 64 bps in the comparison quarters.

9M16 vs. 9M15

During 9M16, operating expenses totaled $33.7 million, a 13% decrease year-on-year, mainly due to lower accruals regarding performance-based variable compensation, lower professional service and other expenses, as focus on process improvements to increase efficiencies continues in the Bank.

The year-to-date Efficiency Ratio and the Business Efficiency Ratio improved to 27% (-3 pts. year-on-year) and 26% (-5 pts. year-on-year), respectively, compared to 30% and 31% from a year ago, respectively, as business income increased 5% and operating expenses decreased 14%. The Bank’s operating expenses to average assets ratio improved to 60 bps in 9M16, compared to 65 bps in the same period of 2015.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	30-Sep-16	30-Jun-16	30-Sep-15
Tier 1 Capital (10)	$1,012	$994	$971
Risk-Weighted Assets Basel III (10)	$6,373	$6,363	$6,453
Tier 1 Basel III Capital Ratio (10)	15.9%	15.6%	15.1%
Stockholders’ Equity	$1,011	$992	$960
Stockholders’ Equity to Total Assets	13.9%	13.0%	12.0%
Accumulated other comprehensive income (loss) ("OCI")	$(4)	$(8)	$(14)
Leverage (times) (11)	7.2	7.7	8.3
Shares outstanding	39.160	39.096	38.969

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.2 million common shares outstanding as of September 30, 2016. As of the same date, the Bank’s Tier 1 Basel III Capital Ratio was 15.9%, compared to 15.6% as of June 30, 2016 and 15.1% as of September 30, 2015, reflecting robust levels of capitalization and lower risk-weighted assets compared to a year ago. The Bank’s leverage as of these dates was 7.2x, 7.7x, and 8.3x, respectively.

10

RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held October 18, 2016, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2016. The dividend will be paid on November 17, 2016, to stockholders registered as of October 31, 2016.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, professional services, maintenance and repairs, and other expenses.

(2)	Business Profit refers to Profit for the period, deducting non-core items.

(3)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at fair value through profit or loss – investment funds” line item, other income and other expenses related to investment funds.

(4)	Earnings per Share (“EPS”) and Business EPS calculations are based on the average number of shares outstanding during each period.

(5)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(6)	Business ROAE refers to annualized Business Profit divided by average stockholders’ equity.

(7)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(8)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(9)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income. Business Efficiency Ratio refers to business operating expenses as a percentage of total income excluding non-core items.

(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVTOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

(13)	Net other income (loss) by Business Segment consists of the following items:
-	Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.
-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at FVTOCI, and net related other income.

11

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2016, Bladex had disbursed accumulated credits of approximately $240 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 20, 2016 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 67185647.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

12

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2016	June 30, 2016	September 30, 2015	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$754,876	$944,621	$904,563	$(189,745)	(20)%	$(149,687)	(17)%
Financial Instruments:
At fair value through profit or loss	28	244	59,424	(216)	(89)	(59,396)	(100)
At fair value through OCI	55,703	74,732	170,787	(19,029)	(25)	(115,084)	(67)
Securities at amortized cost, net	88,866	104,246	121,586	(15,380)	(15)	(32,720)	(27)
Loans at amortized cost	6,393,382	6,520,325	6,758,988	(126,943)	(2)	(365,606)	(5)
Allowance for expected credit losses	106,335	102,083	93,779	4,252	4	12,556	13
Unearned interest & deferred fees	8,695	8,546	9,588	149	2	(893)	(9)
Loans at amortized cost, net	6,278,352	6,409,696	6,655,621	(131,344)	(2)	(377,269)	(6)

At fair value – Derivative financial instruments used for hedging – receivable	27,369	22,089	18,527	5,280	24	8,842	48

Property and equipment, net	6,654	5,415	6,367	1,239	23	287	5
Intangibles, net	3,086	415	573	2,671	644	2,513	439

Other assets:
Customers' liabilities under acceptances	1,715	1,312	787	403	31	928	118
Accrued interest receivable	45,296	46,310	38,732	(1,014)	(2)	6,564	17
Other assets	25,135	24,569	11,141	566	2	13,994	126
Total of other assets	72,146	72,191	50,660	(45)	(0)	21,486	42

TOTAL ASSETS	$7,287,080	$7,633,649	$7,988,108	$(346,569)	(5)%	$(701,028)	(9)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$252,536	$162,246	$236,239	$90,290	56%	$16,297	7%
Time	2,873,469	3,044,054	2,879,268	(170,585)	(6)	(5,799)	(0)
Total deposits	3,126,005	3,206,300	3,115,507	(80,295)	(3)	10,498	0

At fair value – Derivative financial instruments used for hedging – payable	34,652	35,887	24,245	(1,235)	(3)	10,407	43

Financial liabilities at fair value through profit or loss	0	0	17	0	n.m.( *)	(17)	(100)%
Securities sold under repurchase agreement	101,403	93,297	176,030	8,106	9	(74,627)	(42)
Short-term borrowings and debt	1,132,488	1,216,617	1,883,242	(84,129)	(7)	(750,754)	(40)
Long-term borrowings and debt, net	1,831,372	2,047,175	1,784,247	(215,803)	(11)	47,125	3

Other liabilities:
Acceptances outstanding	1,715	1,312	787	403	31	928	118
Accrued interest payable	22,000	15,426	22,528	6,574	43	(528)	(2)
Allowance for expected credit losses on off-balance sheet credit risk	5,366	6,091	4,803	(725)	(12)	563	12
Other liabilities	21,208	19,276	16,719	1,932	10	4,489	27
Total other liabilities	50,289	42,105	44,837	8,184	19	5,452	12

TOTAL LIABILITIES	$6,276,209	$6,641,381	$7,028,125	$(365,172)	(5)%	$(751,916)	(11)%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(69,185)	(70,600)	(73,397)	1,415	(2)	4,212	(6)
Additional paid-in capital in excess of assigned value of common stock	120,011	119,158	119,338	853	1	673	1
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	589,239	576,299	552,422	12,940	2	36,817	7
Accumulated other comprehensive loss	(4,384)	(7,779)	(13,570)	3,395	(44)	9,186	(68)

TOTAL STOCKHOLDERS' EQUITY	$1,010,871	$992,268	$959,983	$18,603	2%	$50,888	5%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,287,080	$7,633,649	$7,988,108	$(346,569)	(5)%	$(701,028)	(9)%

(*)	"n.m." means not meaningful.

13

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2016	June 30, 2016	September 30, 2015	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$62,817	$60,473	$55,708	$2,344	4%	$7,109	13%
Interest expense	(22,997)	(22,287)	(18,639)	(710)	3	(4,358)	23

NET INTEREST INCOME	39,820	38,186	37,069	1,634	4	2,751	7

OTHER INCOME:
Fees and commissions, net	3,371	4,434	7,461	(1,063)	(24)	(4,090)	(55)
Derivative financial instruments and foreign currency exchange	204	500	(902)	(296)	(59)	1,106	(123)
Gain per financial instrument at fair value through profit or loss - investment funds	0	230	7,103	(230)	(100)	(7,103)	(100)
(Loss) gain per financial instrument at fair value through profit or loss - other financial instruments	(324)	186	606	(510)	(274)	(930)	(153)
Gain (loss) per financial instrument at fair value through OCI	69	(30)	(65)	99	(330)	134	(206)
Gain on sale of loans at amortized cost	87	303	208	(216)	(71)	(121)	(58)
Other income, net	150	556	498	(406)	(73)	(348)	(70)
NET OTHER INCOME	3,557	6,179	14,909	(2,622)	(42)	(11,352)	(76)

TOTAL INCOME	43,377	44,365	51,978	(988)	(2)	(8,601)	(17)

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	5,077	9,966	8,761	(4,889)	(49)	(3,684)	(42)
Impairment (gain) loss from expected credit losses on investment securities	(210)	479	(286)	(689)	(144)	76	(27)
Impairment (gain) loss from expected credit losses on off-balance sheet instruments	(725)	1,579	(6,740)	(2,304)	(146)	6,015	(89)
OPERATING EXPENSES:
Salaries and other employee expenses	6,230	4,898	7,466	1,332	27	(1,236)	(17)
Depreciation of equipment and leasehold improvements	376	334	338	42	13	38	11
Amortization of intangible assets	222	91	125	131	144	97	78
Professional services	1,290	846	1,206	444	52	84	7
Maintenance and repairs	480	441	376	39	9	104	28
Other expenses	2,646	3,459	3,360	(813)	(24)	(714)	(21)
TOTAL OPERATING EXPENSES	11,244	10,069	12,871	1,175	12	(1,627)	(13)
TOTAL EXPENSES	15,386	22,093	14,606	(6,707)	(30)	780	5

PROFIT FOR THE PERIOD	$27,991	$22,272	$37,372	$5,719	26%	$(9,381)	(25)%

PER COMMON SHARE DATA:
Basic earnings per share	0.72	0.57	0.96
Diluted earnings per share	0.71	0.57	0.96

Weighted average basic shares	39,102	39,078	38,969
Weighted average diluted shares	39,225	39,198	39,095

PERFORMANCE RATIOS:
Return on average assets	1.50%	1.20%	1.85%
Return on average stockholders' equity	11.2%	9.1%	15.5%
Net interest margin	2.13%	2.06%	1.83%
Net interest spread	1.89%	1.83%	1.67%
Operating expenses to total average assets	0.60%	0.54%	0.64%

14

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Profit or Loss, Financial Position, and Selected Financial Ratios)

	FOR THE NINE MONTHS ENDED
	September 30, 2016	September 30, 2015
	(In US$ thousand, except per share amounts & ratios)

PROFIT OR LOSS DATA:
Net interest income	$117,524	$107,701
Fees and commissions, net	10,178	12,870
Derivative financial instruments and foreign currency exchange	(135)	(397)
(Loss) gain per financial instrument at fair value through profit or loss - investment funds	(4,365)	7,116
Gain per financial instrument at fair value through profit or loss - other financial instruments	274	893
(Loss) gain per financial instrument at fair value through OCI	(246)	364
Gain on sale of loans at amortized cost	490	720
Other income, net	1,057	1,030
Impairment loss from expected credit losses on loans and off-balance sheet instruments	(17,127)	(10,311)
Impairment loss from expected credit losses on investment securities	(276)	(543)
Operating expenses	(33,673)	(38,685)
PROFIT FOR THE PERIOD	$73,701	$80,758

FINANCIAL POSITION DATA:
Financial instruments at fair value through profit or loss	28	59,424
Financial instruments at fair value through OCI	55,703	170,787
Securities at amortized cost, net	88,866	121,586
Loans at amortized cost	6,393,382	6,758,988
Total assets	7,287,080	7,988,108
Deposits	3,126,005	3,115,507
Financial liabilities at fair value through profit or loss	0	17
Securities sold under repurchase agreements	101,403	176,030
Short-term borrowings and debt	1,132,488	1,883,242
Long-term borrowings and debt, net	1,831,372	1,784,247
Total liabilities	6,276,209	7,028,125
Stockholders' equity	1,010,871	959,983

PER COMMON SHARE DATA:
Basic earnings per share	1.89	2.08
Diluted earnings per share	1.88	2.07
Book value (period average)	25.30	24.20
Book value (period end)	25.81	24.63

(In thousand):
Weighted average basic shares	39,059	38,909
Weighted average diluted shares	39,178	39,080
Basic shares period end	39,160	38,969

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.31%	1.36%
Return on average stockholders' equity	10.0%	11.5%
Net interest margin	2.08%	1.82%
Net interest spread	1.86%	1.66%
Operating expenses to total average assets	0.60%	0.65%

ASSET QUALITY RATIOS:
Non-performing loans to gross loan portfolio	1.31%	0.31%
Write-offs to gross loan portfolio	0.01%	0.00%
Allowance for expected credit losses on loans at amortized cost to gross loan portfolio	1.66%	1.39%
Allowance for expected credit losses on off-balance sheet credit risk to total off-balance sheet portfolio	1.82%	1.32%
Total allowance for expected credit losses on loan at amortized cost and off-balance sheet credit risk to non-performing loans	133%	475%

CAPITAL RATIOS:
Stockholders' equity to total assets	13.9%	12.0%
Tier 1 Basel III Capital Ratio	15.9%	15.1%

15

EXHIBIT IV

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2016	September 30, 2015	CHANGE	%
	(In US$ thousand)
NET INTEREST INCOME:
Interest income	$184,448	$162,186	$22,262	14%
Interest expense	(66,924)	(54,485)	(12,439)	23

NET INTEREST INCOME	117,524	107,701	9,823	9

OTHER INCOME:
Fees and commissions, net	10,178	12,870	(2,692)	(21)
Derivative financial instruments and foreign currency exchange	(135)	(397)	262	(66)
(Loss) gain per financial instrument at fair value through profit or loss - investment funds	(4,365)	7,116	(11,481)	(161)
Gain per financial instrument at fair value through profit or loss - other financial instruments	274	893	(619)	(69)
(Loss) gain per financial instrument at fair value through OCI	(246)	364	(610)	(168)
Gain on sale of loans at amortized cost	490	720	(230)	(32)
Other income, net	1,057	1,030	27	3
NET OTHER INCOME	7,253	22,596	(15,343)	(68)

TOTAL INCOME	124,777	130,297	(5,520)	(4)

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	17,186	15,380	1,806	12
Impairment loss from expected credit losses on investment securities	276	543	(267)	(49)
Impairment gain from expected credit losses on off-balance sheet instruments	(59)	(5,069)	5,010	(99)
OPERATING EXPENSES:
Salaries and other employee expenses	19,008	23,189	(4,181)	(18)
Depreciation of equipment and leasehold improvements	1,039	1,063	(24)	(2)
Amortization of intangible assets	425	447	(22)	(5)
Professional services	2,614	3,182	(568)	(18)
Maintenance and repairs	1,353	1,211	142	12
Other expenses	9,234	9,593	(359)	(4)
TOTAL OPERATING EXPENSES	33,673	38,685	(5,012)	(13)
TOTAL EXPENSES	51,076	49,539	1,537	3

PROFIT FOR THE PERIOD	$73,701	$80,758	$(7,057)	(9)%

16

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2016			June 30, 2016			September 30, 2015
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$811,507	$1,142	0.55%	$822,618	$894	0.43%	$976,382	$564	0.23%
Financial Instruments at fair value through profit or loss	0	0	0.00	11,288	0	0.00	55,046	0	0.00
Financial Instruments at fair value through OCI	62,768	457	2.85	116,164	548	1.87	219,160	1,355	2.42
Securities at amortized cost (1)	98,221	688	2.74	112,102	789	2.78	93,911	822	3.42
Loans at amortized cost, net of unearned interest	6,460,587	60,530	3.67	6,398,996	58,242	3.60	6,683,577	52,967	3.10

TOTAL INTEREST EARNING ASSETS	$7,433,084	$62,817	3.31%	$7,461,167	$60,473	3.21%	$8,028,075	$55,708	2.72%

Non interest earning assets	66,618			61,089			65,517
Allowance for expected credit losses on loans at amortized cost	(101,713)			(92,214)			(85,208)
Other assets	27,763			25,803			19,228

TOTAL ASSETS	$7,425,753			$7,455,845			$8,027,612

INTEREST BEARING LIABILITIES
Deposits	$3,267,557	$5,329	0.64%	$3,076,904	$5,089	0.65%	$3,252,881	$3,287	0.40%
Trading liabilities	25	0	0.00	(4)	0	0.00	14	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	1,194,433	3,642	1.19	1,391,982	3,735	1.06	2,078,263	4,864	0.92
Long-term borrowings and debt, net (2)	1,892,037	14,026	2.90	1,940,221	13,463	2.74	1,656,145	10,488	2.48

TOTAL INTEREST BEARING LIABILITIES	$6,354,051	$22,997	1.42%	$6,409,103	$22,287	1.38%	$6,987,304	$18,639	1.04%

Non interest bearing liabilities and other liabilities	$73,457			$57,970			$86,776

TOTAL LIABILITIES	6,427,508			6,467,073			7,074,079

STOCKHOLDERS' EQUITY	998,244			988,772			953,533

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,425,753			$7,455,845			$8,027,612

NET INTEREST SPREAD			1.89%			1.83%			1.67%

NET INTEREST INCOME AND NET INTEREST MARGIN		$39,820	2.13%		$38,186	2.06%		$37,069	1.83%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

17

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2016			September 30, 2015
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$836,724	$3,206	0.50%	$842,178	$1,484	0.23%
Financial Instruments at fair value through profit or loss	21,480	0	0.00	56,276	0	0.00
Financial Instruments at fair value through OCI	114,494	1,956	2.24	287,225	4,944	2.27
Securities at amortized cost (1)	106,346	2,260	2.79	71,770	1,693	3.11
Loans at amortized cost, net of unearned interest	6,456,779	177,026	3.60	6,646,070	154,065	3.06

TOTAL INTEREST EARNING ASSETS	$7,535,823	$184,448	3.22%	$7,903,519	$162,186	2.71%

Non interest earning assets	72,099			74,018
Allowance for expected credit losses on loans at amortized cost	(94,667)			(79,429)
Other assets	24,661			16,163

TOTAL ASSETS	$7,537,917			$7,914,272

INTEREST BEARING LIABILITIES
Deposits	$3,084,559	$14,970	0.64%	$2,827,781	$8,478	0.40%
Trading liabilities	6	0	0.00	34	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	1,489,872	12,232	1.08	2,539,905	17,344	0.90
Long-term borrowings and debt, net (2)	1,897,748	39,722	2.75	1,507,853	28,663	2.51

TOTAL INTEREST BEARING LIABILITIES	$6,472,185	$66,924	1.36%	$6,875,573	$54,485	1.04%

Non interest bearing liabilities and other liabilities	$77,601			$96,997

TOTAL LIABILITIES	6,549,786			6,972,570

STOCKHOLDERS' EQUITY	988,131			941,702

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,537,917			$7,914,272

NET INTEREST SPREAD			1.86%			1.66%

NET INTEREST INCOME AND NET INTEREST MARGIN		$117,524	2.08%		$107,701	1.82%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

18

EXHIBIT VII

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	SEP 30/15

NET INTEREST INCOME:
Interest income	$184,448	$62,817	$60,473	$61,158	$58,127	$55,708	$162,186
Interest expense	(66,924)	(22,997)	(22,287)	(21,640)	(20,349)	(18,639)	(54,485)

NET INTEREST INCOME	117,524	39,820	38,186	39,518	37,778	37,069	107,701

OTHER INCOME:
Fees and commissions, net	10,178	3,371	4,434	2,373	6,329	7,461	12,870
Derivative financial instruments and foreign currency exchange	(135)	204	500	(839)	374	(902)	(397)
(Loss) gain per financial instrument at fair value through profit or loss - investment funds	(4,365)	0	230	(4,595)	(2,030)	7,103	7,116
Gain (loss) per financial instrument at fair value through profit or loss - other financial instruments	274	(324)	186	412	(248)	606	893
(Loss) gain per financial instrument at fair value through OCI	(246)	69	(30)	(285)	0	(65)	364
Gain on sale of loans at amortized cost	490	87	303	100	784	208	720
Other income, net	1,057	150	556	351	574	498	1,030

NET OTHER INCOME	7,253	3,557	6,179	(2,483)	5,783	14,909	22,596

TOTAL INCOME	124,777	43,377	44,365	37,035	43,561	51,978	130,297

Impairment loss from expected credit losses on loans at amortized cost	17,186	5,077	9,966	2,143	1,867	8,761	15,380
Impairment loss (gain) from expected credit losses on investment securities	276	(210)	479	7	4,746	(286)	543
Impairment (gain) loss from expected credit losses on off-balance sheet instruments	(59)	(725)	1,579	(913)	622	(6,740)	(5,069)
Operating expenses	33,673	11,244	10,069	12,360	13,100	12,871	38,685

PROFIT FOR THE PERIOD	$73,701	$27,991	$22,272	$23,438	$23,226	$37,372	$80,758

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.89	$0.72	$0.57	$0.60	$0.60	$0.96	$2.08

PERFORMANCE RATIOS
Return on average assets	1.31%	1.50%	1.20%	1.22%	1.17%	1.85%	1.36%
Return on average stockholders' equity	10.0%	11.2%	9.1%	9.6%	9.5%	15.5%	11.5%
Net interest margin	2.08%	2.13%	2.06%	2.06%	1.90%	1.83%	1.82%
Net interest spread	1.86%	1.89%	1.83%	1.85%	1.72%	1.67%	1.66%
Operating expenses to total average assets	0.60%	0.60%	0.54%	0.64%	0.66%	0.64%	0.65%

19

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/16	SEP 30/15	SEP 30/16	JUN 30/16	SEP 30/15

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$105,381	$93,468	$35,869	$34,296	$32,226
Net other income (2)	11,632	14,080	3,852	4,961	7,812
Total income	117,013	107,548	39,721	39,257	40,038
Impairment loss from expected credit losses on loans and off-balance sheet instruments	(17,127)	(10,311)	(4,352)	(11,545)	(2,021)
Operating expenses (3)	(25,412)	(30,367)	(8,519)	(7,302)	(10,067)

PROFIT FOR THE PERIOD	$74,474	$66,870	$26,850	$20,410	$27,950

Average interest-earning assets (4)	6,456,779	6,646,070	6,460,587	6,398,996	6,683,577
End-of-period interest-earning assets (4)	6,384,687	6,749,400	6,384,687	6,511,779	6,749,400

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$12,143	$14,233	$3,951	$3,890	$4,843
Net other income (loss) (2)	(4,379)	8,516	(295)	1,218	7,098
Total income	7,764	22,749	3,656	5,108	11,941
Impairment (gain) loss from expected credit losses on investment securities	(276)	(543)	210	(479)	286
Operating expenses (3)	(8,261)	(8,318)	(2,725)	(2,767)	(2,804)

PROFIT (LOSS) FOR THE PERIOD	$(773)	$13,888	$1,141	$1,862	$9,423

Average interest-earning assets (5)	1,079,044	1,257,449	972,497	1,062,172	1,344,498
End-of-period interest-earning assets (5)	900,127	1,256,956	900,127	1,124,621	1,256,956

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$117,524	$107,701	$39,820	$38,186	$37,069
Net other income (2)	7,253	22,596	3,557	6,179	14,910
Total income	124,777	130,297	43,377	44,365	51,979
Impairment loss from expected credit losses on loans and off-balance sheet instruments	(17,127)	(10,311)	(4,352)	(11,545)	(2,021)
Impairment (gain) loss from expected credit losses on investment securities	(276)	(543)	210	(479)	286
Operating expenses (3)	(33,673)	(38,685)	(11,244)	(10,069)	(12,871)

PROFIT FOR THE PERIOD	$73,701	$80,758	$27,991	$22,272	$37,373

Average interest-earning assets	7,535,823	7,903,519	7,433,084	7,461,168	8,028,075
End-of-period interest-earning assets	7,284,814	8,006,356	7,284,814	7,636,400	8,006,356

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) by Business Segment consists of the following items: - Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income. - Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at FVTOCI, and net related other income.

(3) Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, professional services, maintenance and repairs, and other expenses.

(4) Includes loans at amortized cost, net of unearned interest and deferred fees.

(5) Includes cash and cash equivalents, financial instruments at fair value through profit or loss, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses.

20

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2016		June 30, 2016		September 30, 2015		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$297	4	$264	4	$202	3	$33	$95
BERMUDA	0	0	19	0	0	0	(19)	0
BOLIVIA	19	0	20	0	15	0	(1)	4
BRAZIL	1,212	18	1,280	18	1,870	25	(68)	(658)
CANADA	0	0	1	0	0	0	(1)	0
CHILE	150	2	194	3	149	2	(44)	1
COLOMBIA	795	12	785	11	762	10	10	33
COSTA RICA	438	6	412	6	327	4	26	111
DOMINICAN REPUBLIC	184	3	225	3	239	3	(41)	(55)
ECUADOR	285	4	152	2	347	5	133	(62)
EL SALVADOR	117	2	119	2	71	1	(2)	46
FRANCE	2	0	3	0	6	0	(1)	(4)
GERMANY	65	1	97	1	97	1	(32)	(32)
GUATEMALA	376	6	383	6	411	6	(7)	(35)
HONDURAS	92	1	116	2	106	1	(24)	(14)
JAMAICA	36	1	57	1	15	0	(21)	21
JAPAN	0	0	18	0	0	0	(18)	0
MEXICO	860	13	932	13	852	11	(72)	8
NETHERLANDS	0	0	0	0	1	0	0	(1)
NICARAGUA	32	0	22	0	0	0	10	32
PANAMA	563	8	522	8	610	8	41	(47)
PARAGUAY	114	2	96	1	138	2	18	(24)
PERU	630	9	638	9	614	8	(8)	16
SINGAPORE	51	1	68	1	43	1	(17)	8
SWITZERLAND	39	1	29	0	49	1	10	(10)
TRINIDAD & TOBAGO	194	3	186	3	199	3	8	(5)
UNITED STATES	67	1	76	1	59	1	(9)	8
URUGUAY	196	3	214	3	209	3	(18)	(13)
MULTILATERAL ORGANIZATIONS	19	0	19	0	26	0	0	(7)

TOTAL CREDIT PORTFOLIO (1)	$6,833	100%	$6,947	100%	$7,417	100%	$(114)	$(584)

UNEARNED INTEREST & DEFERRED FEES	(9)		(9)		(10)		0	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,824		$6,938		$7,407		$(114)	$(583)

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, customers' liabilities under acceptances, and off-balance sheet instruments (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

21

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2016		June 30, 2016		September 30, 2015		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$297	4	$264	4	$202	3	$33	$95
BERMUDA	0	0	19	0	0	0	(19)	0
BOLIVIA	19	0	20	0	15	0	(1)	4
BRAZIL	1,183	18	1,244	18	1,806	25	(61)	(623)
CANADA	0	0	1	0	0	0	(1)	0
CHILE	145	2	187	3	131	2	(42)	14
COLOMBIA	760	11	740	11	679	10	20	81
COSTA RICA	438	7	412	6	322	5	26	116
DOMINICAN REPUBLIC	184	3	225	3	239	3	(41)	(55)
ECUADOR	285	4	152	2	347	5	133	(62)
EL SALVADOR	117	2	119	2	71	1	(2)	46
FRANCE	2	0	3	0	6	0	(1)	(4)
GERMANY	65	1	97	1	97	1	(32)	(32)
GUATEMALA	376	6	383	6	411	6	(7)	(35)
HONDURAS	92	1	116	2	106	1	(24)	(14)
JAMAICA	36	1	57	1	15	0	(21)	21
JAPAN	0	0	18	0	0	0	(18)	0
MEXICO	828	12	900	13	804	11	(72)	24
NETHERLANDS	0	0	0	0	1	0	0	(1)
NICARAGUA	32	0	22	0	0	0	10	32
PANAMA	551	8	495	7	577	8	56	(26)
PARAGUAY	114	2	96	1	138	2	18	(24)
PERU	626	9	633	9	607	9	(7)	19
SINGAPORE	51	1	68	1	43	1	(17)	8
SWITZERLAND	39	1	29	0	49	1	10	(10)
TRINIDAD & TOBAGO	185	3	177	3	190	3	8	(5)
UNITED STATES	67	1	76	1	59	1	(9)	8
URUGUAY	196	3	214	3	209	3	(18)	(13)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,688	100%	$6,767	100%	$7,124	100%	$(79)	$(436)

UNEARNED INTEREST & DEFERRED FEES	(9)		(9)		(10)		0	1

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,679		$6,758		$7,114		$(79)	$(435)

(1)	Includes gross loan portfolio, customers' liabilities under acceptances, and off-balance sheet instruments (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

22

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2016		June 30, 2016		September 30, 2015		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$29	20	$36	20	$64	22	$(7)	$(35)
CHILE	5	4	7	4	18	6	(2)	(13)
COLOMBIA	35	24	45	25	83	28	(10)	(48)
COSTA RICA	0	0	0	0	5	2	0	(5)
MEXICO	32	22	32	18	48	16	0	(16)
PANAMA	12	8	27	15	33	11	(15)	(21)
PERU	4	3	5	2	7	2	(1)	(3)
TRINIDAD & TOBAGO	9	6	9	5	9	3	0	0
MULTILATERAL ORGANIZATIONS	19	13	19	11	26	9	0	(7)

TOTAL TREASURY PORTOFOLIO (1)	$145	100%	$180	100%	$293	100%	$(35)	$(148)

(1)	Includes financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses. Excludes the Bank's former participation in the investment funds.

23

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	9M16	9M15	3QTR16	2QTR16	3QTR15	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$295	$705	$120	$113	$233	$(410)	$7	$(113)
BELGIUM	32	0	17	16	0	32	1	17
BOLIVIA	22	20	5	5	5	2	0	0
BRAZIL	259	1,073	113	51	280	(814)	62	(167)
CANADA	1	0	0	1	0	1	(1)	0
CHILE	302	74	129	154	16	228	(25)	113
COLOMBIA	740	549	275	284	222	191	(9)	53
COSTA RICA	512	272	217	201	66	240	16	151
DOMINICAN REPUBLIC	560	514	165	214	133	46	(49)	32
ECUADOR	598	895	248	176	315	(297)	72	(67)
EL SALVADOR	99	53	20	14	14	46	6	6
FRANCE	6	6	0	0	0	0	0	0
GERMANY	100	0	100	0	0	100	100	100
GUATEMALA	531	692	128	153	268	(161)	(25)	(140)
HONDURAS	125	199	29	57	79	(74)	(28)	(50)
JAMAICA	103	98	14	69	32	5	(55)	(18)
JAPAN	18	0	0	18	0	18	(18)	0
MEXICO	1,866	1,992	679	576	696	(126)	103	(17)
NETHERLANDS	14	0	0	0	0	14	0	0
NICARAGUA	44	1	21	15	0	43	6	21
PANAMA	650	720	304	166	403	(70)	138	(99)
PARAGUAY	88	107	48	18	25	(19)	30	23
PERU	892	664	355	275	272	228	80	83
SINGAPORE	158	5	81	65	5	153	16	76
SWITZERLAND	102	47	18	38	46	55	(20)	(28)
TRINIDAD & TOBAGO	266	343	70	126	143	(77)	(56)	(73)
UNITED STATES	84	25	36	48	7	59	(12)	29
URUGUAY	0	71	0	0	54	(71)	0	(54)

TOTAL CREDIT DISBURSED (1)	$8,467	$9,125	$3,192	$2,853	$3,314	$(658)	$339	$(122)

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, and off-balance sheet instruments (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

24

EXHIBIT XIII

NON-GAAP FEES AND OTHER INCOME RECONCILIATION

(In US$ thousand)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	SEP 30/15

NET OTHER INCOME	$7,253	$3,557	$6,179	$(2,483)	$5,783	$14,909	$22,596

Less:
Derivative financial instruments and foreign currency exchange	(135)	204	500	(839)	374	(902)	(397)
(Loss) gain per financial instrument at fair value through profit or loss	(4,091)	(324)	416	(4,183)	(2,278)	7,709	8,009
(Loss) gain per financial instrument at fair value through OCI	(246)	69	(30)	(285)	0	(65)	364
FEES AND OTHER INCOME	$11,725	$3,608	$5,293	$2,824	$7,687	$8,167	$14,620

NON-GAAP BUSINESS INCOME RECONCILIATION

(In US$ thousand)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	SEP 30/15

TOTAL INCOME	$124,777	$43,377	$44,365	$37,035	$43,561	$51,978	$130,297

Less: Non-Core income
(Loss) gain per financial instrument at fair value through profit or loss - investment funds	(4,365)	0	230	(4,594)	(2,030)	7,103	7,116
Other income related to investment funds	278	0	278	0	0	0	0
BUSINESS INCOME	$128,864	$43,377	$43,858	$41,629	$45,591	$44,875	$123,181

NON-GAAP OPERATING EXPENSES AND BUSINESS OPERATING EXPENSES RECONCILIATION

(In US$ thousand)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	SEP 30/15

TOTAL EXPENSES	$51,076	$15,386	$22,093	$13,597	$20,335	$14,606	$49,539

Less:
Impairment loss from expected credit losses on loans at amortized cost	17,186	5,077	9,966	2,143	1,867	8,761	15,380
Impairment loss (gain) from expected credit losses on investment securities	276	(210)	479	7	4,746	(286)	543
Impairment (gain) loss from expected credit losses on off-balance sheet instruments	(59)	(725)	1,579	(913)	622	(6,740)	(5,069)
OPERATING EXPENSES	$33,673	$11,244	$10,069	$12,360	$13,100	$12,871	$38,685

Less: Non-Core expenses
Other expenses related to the investment funds	361	0	292	69	(2)	35	95
BUSINESS OPERATING EXPENSES	$33,312	$11,244	$9,777	$12,291	$13,102	$12,836	$38,590

NON-GAAP BUSINESS PROFIT FOR THE PERIOD RECONCILIATION

(In US$ thousand)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/16	SEP 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	SEP 30/15

PROFIT FOR THE PERIOD	$73,701	$27,991	$22,272	$23,438	$23,226	$37,372	$80,758

Less: Non-Core items
(Loss) gain per financial instrument at fair value through profit or loss - investment funds	(4,365)	0	230	(4,595)	(2,030)	7,103	7,116
Other income related to investment funds	278	0	278	0	0	0	0
Other expenses related to the investment funds	361	0	292	69	(2)	35	95
TOTAL NON-CORE ITEMS	$(4,448)	$0	$216	$(4,664)	$(2,028)	$7,068	$7,021

BUSINESS PROFIT FOR THE PERIOD	$78,149	$27,991	$22,056	$28,102	$25,254	$30,304	$73,737

25